June 01, 2005



Jean Yu
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  P.A.M. Transportation Services, Inc. (the "Company")
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 0-15057

NOTE 1 - ACCOUNTING POLICIES
----------------------------
- REVENUE RECOGNITION, PAGE 36
------------------------------

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER THREE. PLEASE CLARIFY YOUR REVENUE RECOGNITION POLICY IN FUTURE FILINGS TO SPECIFICALLY STATE THAT EXPENSES RELATED TO FREIGHT IN TRANSIT AT THE END OF A REPORTING PERIOD ARE RECOGNIZED AS INCURRED.

RESPONSE
--------
The disclosure regarding revenue recognition was changed in the Form 10-Q for the quarter ended March 31, 2005 to read as follows:

"Revenue Recognition. Revenue is recognized in full upon completion of delivery to the receiver's location. For freight in transit at the end of a reporting period, the Company recognizes revenue prorata based on relative transit miles completed as a portion of the estimated total transit miles. Expenses are recognized as incurred."

NOTE 18 - ACQUISITIONS, PAGE 50
-------------------------------

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER SIX AND THE REASONS WHY YOU BELIEVE THAT INTANGIBLE ASSETS WHICH REQUIRE RECOGNITION APART FROM GOODWILL DID NOT EXIST AT THE TIME OF ACQUISITION. REFERENCE IS MADE YOUR RESPONSE REGARDING CUSTOMER BASE. WE NOTE THAT YOU DETERMINED THAT THE CUSTOMER BASE ACQUIRED IN CONNECTION WITH THE ACQUISITION OF EAST COAST TRANSPORT, INC. DID NOT MEET THE CRITERIA FOR RECOGNITION APART FROM GOODWILL BASED UPON THE GUIDANCE OUTLINED IN PARAGRAPH B165 OF SFAS NO. 141, WHICH IS ALSO PREMISED ON THE VIEW THAT A CUSTOMER BASE IS A GROUP OF CUSTOMERS THAT ARE NOT KNOWN OR IDENTIFIABLE TO THE ENTITY (SUCH AS CUSTOMERS OF A FAST-FOOD FRANCHISE). WE NOTE ALTHOUGH THE CUSTOMERS ARE NOT BOUND BY CONTRACTS, EACH CUSTOMER ORDER IS NEGOTIATED INDIVIDUALLY WHICH APPEARS TO INDICATE THAT THE NATURE OF THE BUSINESS REQUIRES THE CUSTOMER TO BE KNOWN AND IDENTIFIABLE. THIS IS FURTHER SUPPORTED BY THE FACT THAT YOU ALSO ACQUIRED A CUSTOMER LIST AS PART OF THE ACQUISITION. IN THIS REGARD, PLEASE TELL US HOW YOU CONSIDERED THESE FACTORS IN DETERMINING WHETHER CUSTOMER-RELATED INTANGIBLE ASSETS (I.E. NON-CONTRACTUAL CUSTOMER RELATIONSHIPS) SEPARATE FROM GOODWILL EXISTED AT THE TIME OF ACQUISITION. WE MAY HAVE FURTHER COMMENT UPON RECEIPT OF YOUR RESPONSE.

RESPONSE
--------

CUSTOMER LIST
-------------

In our response to the SEC Comment Letter dated March 31, 2005 we discussed an electronic customer list acquired with the assets of East Coast Transport, Inc. ("East Coast"). This discussion noted that the acquired list is strictly confidential and would not be sold, leased, or otherwise exchanged with an external entity and was therefore dismissed from consideration for separation from goodwill. This response was specific to our consideration of the customer list and was based on SFAS 141, paragraph A18.

The acquired customer list consisted of a database master record for every customer for which East Coast had performed services during the period of time between their installation of the pre-acquisition software system and their purchase by the Company. This master record, as well as the software, were not utilized by East Coast post acquisition, and had no value to the Company. None of the pre-acquisition records, computerized or paper, were migrated to the post-acquisition system. The pre-acquisition system, including the customer list, was abandoned at acquisition.

You request that we discuss our consideration of customer base as an intangible asset apart from goodwill further, as these customers are known and identifiable to us, as is supported by the acquired customer list. Additional considerations surrounding customer relationships and related customer base is provided below.

CONTRACTUAL CUSTOMER RELATIONSHIPS
----------------------------------

The Company utilized the guidance of SFAS 141, as well as, EITF No. 02-17 to determine the possible existence of contractual customer relationships and found that the nature of the services provided by East Coast do not result in agreements that might be interpreted to represent contractual relationships, such as supplier contracts, service contracts, or purchase orders. Services generally result from a verbal communication between East Coast and a potential customer on an as needed basis when the customer determines that it will utilize the services of East Coast. A backlog of customer orders for transportation did not exist and was not acquired with the assets of East Coast.



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

NON-CONTRACTUALCUSTOMER RELATIONSHIPS
-------------------------------------

The Company initially began its evaluation of customer relationships by breaking down the criteria for recognition of intangible assets apart from goodwill.


Separability
------------
The second sentence in SFAS 141, paragraph 39 provides,

"If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so.)

In our evaluation of separability, we considered the following circumstances:


CONTRACTUAL CUSTOMER RELATIONSHIPS
----------------------------------

East Coast had no contracts with customers.

NON-CONTRACTUAL CUSTOMER RELATIONSHIPS
--------------------------------------

The Company initially began its evaluation of customer relationships by breaking down the criteria for recognition of intangible assets apart from goodwill.

Separability
------------
The second sentence in SFAS 141, paragraph 39 provides,

"If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so.)

In our evaluation of separability, we considered the following circumstances:

-- Capable of being separated  -
     - The customer relationships that existed at acquisition date were the result of the historical market experience of the customer base. There is virtually no allegiance of customers to a particular transportation broker, and repeat business typically results from the expertise of the company in being able to provide the required service at a lower price than competition in the market (both transportation brokers and trucking companies).
     - While some customers utilized the services of East Coast on a recurring basis, others used their services based on factors such as:
         - Supplemental use of East Coast Transport, Inc. while negotiating contracts with long term carriers or brokers
         - Transportation needs surpassing the service capacity of traditional or contractual carriers/brokers
         - To take advantage of short term market price declines over agreed upon rate obligations with contracted carriers/brokers
         - Seasonal transportation requirements that do not provide the customer leverage to negotiate long term contracts with permanent carriers/brokers
         -  Non-recurring transportation needs
     - Recurring customers that provided a substantial portion of the total pre-acquisition revenue of East Coast Transport, Inc. existed, but in interviews with the previous owner of East Coast Transport, Inc., the composition of this group, and the revenue individually from each, historically fluctuated from very little or no sales in some periods to greater usage in other periods based on the criterion in the preceding bullet paragraph, rendering little confidence on the part of East Coast or the Company as to assurance of future service provision or cash flows from each with an acceptable degree of confidence.

-- and sold, transferred, licensed, rented, or exchanged (regardless of intent to do so)

     - Recurring business relationships of East Coast Transport, Inc. resulted from their ability to provide the required transportation services to the satisfaction of the customer based on such criteria as price, on time pickup and delivery, convenience, and delivery of product without damage
     - Each customer shops prices to obtain the most competitive price available in the market for particular shipments, with price and the service elements mentioned above being the primary reason for selection of East Coast

Although the Company concluded the absence of any seperability criteria for the customer base, as an additional consideration the Company examined the valuation of the non-contractual customer relationships, assuming the seperability criteria were to be met. East Coast's historical operating activity employs agents who take calls from entities (shippers) who have a product at a location and need to have it moved to another location. Shippers want to get their product to the destination as economically and timely as possible. They have no preference as to which carrier ships the load or what broker they use to facilitate the movement - they simply want it to be cost effective and timely. In this regard, the broker becomes only a contact point - one who facilitates the cost effective/timely goal - to get the shipper's product moved. There is no contract created, no purchase order completed; only a verbal communication to the shipper specifying the price the shipper will pay East Coast and another verbal communication to the selected trucker indicating the amount East Coast will pay the trucker for delivery of the shipper's product accompanied by location and destination information. The shipper may or may not ever call East Coast again. Thus the nature of East Coast's business - non-contractual and price/time sensitive coupled with the absence of customer loyalty - makes any intangible of value the intangible represented by an assembled workforce.

Conclusion
----------

Based on the above considerations, we concluded that the acquired non-contractual customer relationships were not capable of being separated and could not be sold, transferred, licensed, rented or exchanged, even if the intent to do so were assumed to exist.

Unlike the example provided in SFAS 141, paragraph A21 regarding a commonly exchanged item such as deposit accounts, sales, transfers, rental, or exchanges of transportation customer relationships had not occurred in the history of East Coast and is not common in the industry.

We conclude that the nature of the customer relationships acquired represent characteristics that are more consistent with the SFAS 141, paragraph B102, component three regarding core goodwill provided by the combination of existing assets (predominantly the workforce in place) that exist within the acquired company. We also believe that component four regarding expected synergies gained through the acquisition is very applicable and will only strengthen East Coast's ability to attract customers (both recurring and new).


3. WE NOTE YOUR RESPONSE REGARDING BROKERAGE AGENTS. PLEASE SUPPLEMENTALLY EXPLAIN IN FURTHER DETAIL WHY YOU BELIEVE YOUR AGENT RELATIONSHIPS REPRESENT WORKFORCE IN PLACE.

TELL  US  THE  RELEVANT  GUIDANCE  WHICH  SUPPORTS  YOUR  POSITION. FURTHER, YOU
DISCLOSE THAT DUE TO THE OPEN NATURE OF THE AGREEMENTS WHICH ALLOW FOR TERMINATION WITHOUT PENALTY OR INDEFINITE EXTENSION MADE THE ESTIMATION OF A USEFUL LIFE EXTREMELY UNCERTAIN. HOWEVER, PARAGRAPH B174 OF SFAS NO. 141 STATES THAT A PRESENT VALUE TECHNIQUE MIGHT OFTEN BE THE BEST AVAILABLE TECHNIQUE TO ESTIMATE THE FAIR VALUE OF AN ACQUIRED INTANGIBLE ASSET, AND SUCH TECHNIQUE REQUIRES JUDGMENT IN ESTIMATING THE PERIOD AND AMOUNT OF EXPECTED CASH FLOWS WHICH INCORPORATES ASSUMPTIONS SUCH AS FUTURE CONTRACT RENEWALS AND OTHER BENEFITS THAT MIGHT RESULT IN ACQUISITION RELATED SYNERGIES. IT ALSO STATES THAT PAST HISTORY OFTEN PROVIDES EVIDENCE THAT THE CONTRACTS OR RIGHTS ARE GENERALLY RENEWED WITHOUT SUBSTANTIAL COST AND EFFORT. TELL US HOW YOU CONSIDERED PARAGRAPH B174 OF SFAS NO.141 IN DETERMINING WHETHER AN INTANGIBLE ASSET SEPARATE FROM GOODWILL SHOULD BE RECOGNIZED FOR CONTRACTS WITH SUCH BROKERAGE AGENTS. WE MAY HAVE FURTHER COMMENT UPON RECEIPT OF YOUR RESPONSE.

RESPONSE
--------

Contractual or Legal
--------------------
The first sentence in SFAS 141, paragraph 39 provides,

 "An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights "

There were no agreements with brokerage agents prior to the acquisition of East Coast. Brokerage agreements were put into place at the request of the agents as a result of the acquisition to protect the agents who were concerned that the change of ownership of East Coast might cause changes in the relationship between the agents and East Coast. The relationships with the East Coast brokerage agents generally have termination clauses permitting the agent under written agreement to terminate the agreement upon 90 days notice to East Coast. Additionally, the agreements protect the agent by specifying the income he or she is to receive based on the revenue earned for the Company. Much of the business of East Coast is conducted by employees that perform the same service as the agents. Consequently, the contracts with the agents have little value, and certainly no long-term value, to the Company beyond a normal assembled workforce arrangement.

Conclusion
----------
Based on the absence of any contractual relationships prior to acquisition, and the terms of the subsequent agreements only requiring an agent to stay for a period of 90 days and the uncertainty of the fair value of replacement cost of agents, cost to hire and train and related intellectual capital, we concluded that the East Coast agents represented assembled workforce in place and should be included in the amount initially recorded in goodwill.

SCHEDULE 14A PROXY STATEMENT
----------------------------
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
-----------------------------------------------------------

4. THE DISCUSSION ON PAGE 7 OF YOUR SCHEDULE 14A PROXY STATEMENT REGARDING TRANSACTIONS WITH CERTAIN ENTITIES AFFILIATED WITH YOUR EXECUTIVE OFFICERS IS INCONSISTENT WITH THAT PROVIDED

IN NOTE 7 TO YOUR AUDITED FINANCIAL STATEMENTS. IN FUTURE FILINGS, PLEASE RECONCILE AND REVISE THESE DISCLOSURES

Response
--------

Future disclosures regarding related party transactions will be reconciled, and consistent.



Respectfully,


/S/ Larry J. Goddard
--------------------

Larry J. Goddard
Chief Financial Officer
P.A.M. Transportation Services, Inc.


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